Datalink Corporation

8170 Upland Circle

Chanhassen, MN 55317

VIA EDGAR SYSTEM

December 23, 2009

Attn: Mr. Ryan Rohn

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Datalink Corporation

Form 10-K report for fiscal year ended December 31, 2008

Filed March 26, 2009

Form 10-Q for the quarterly period ended September 30, 2009

Filed November 12, 2009

File No. 000-29758

Dear Mr. Rohn:

We are writing in response to the Staff’s comments expressed in your November 25, 2009 letter regarding our 2008 Form 10-K and our September 30, 2009 Form 10-Q.

Form 10K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Resultsd of Operations

Critical Accounting Estimates

Valuation of Goodwill, page 26

1.             Comment:   We note your disclosure on page 35, that as of December 31, 2008, your market capitalization was lower than your stockholders’ equity, before applying a control premium.  In consideration that your fair value is not substantially in excess of your carrying value, please expand your disclosures in future filings for the items noted below:

•                  Clarify, if true, that you consider your Company to be one reporting unit for testing of goodwill impairment;

•                  Description of the method and key assumptions used and how the key assumptions were determined (for example, related to your control premiums);

•                  Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible

(e.g., the valuation models assumes recovery from a business downturn within a defined period of time); and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:   We will expand on our disclosures in future filings, as requested, including more transparency and sensitivity analysis around the range of control premiums and volatility of our stock price.  For your information, we plan to include the following in our future disclosure:

•                  We have only one operating and reporting unit that earns revenues, incurs expenses and makes available discrete financial information for review by our chief operations decision maker.  Accordingly, we complete our goodwill impairment testing on this single unit.

•                  Since we have one reporting unit, we estimate our fair value based on our market capitalization plus a control premium.  We determine the appropriate range of control premiums to apply by comparing similar companies with market capitalizations of between $20 million and $200 million.  In our analysis, we focus on the most recent comparable control premiums.

•                  We cannot assure that our business, or others of similar size, would ever sell at a price reflecting our estimated control premium.  We also cannot assure that our market capitalization represents the fair value of our reporting unit or that a sustained drop in our market capitalization would not cause an impairment.

Notes to Financial Statements

2.     Summary of Significant Accounting Policies

Revenue Recognition, page 37

2.             Comment:   We noted deferred customer support contract costs represents 34% of your total assets as of December 31, 2008.  Your disclosure should describe the nature of these costs and the reasons for deferral.  In addition, you should expand your revenue recognition policy to disclose the reasons for deferring the revenue that relates to these deferred costs.

Response:   We will expand our revenue recognition policy disclosures in future filings, to provide the reasons we defer customer support contract costs under FTB 90-1 (ASC 310) and FAQ’s of SAB 101 and SAB 104.  The deferred costs we capitalize consist of direct and incremental costs we prepay to third parties for direct support to our customers under our contract terms.  We defer our customer support contract revenues and their related costs because significant obligations remain after contract execution.  For example, we provide routine help desk assistance to our customers and assist them in contacting our vendors for additional support services.

Fair Value of Financial Instruments, page 38

3.             Comment:   We noted that you discuss your financial assets and liabilities in narrative form rather than in a tabular format.  Tell us how you considered providing this information in tabular format pursuant to paragraph 34 of SFAS 157.

Response:   As of December 31, 2008, we had only short term investments accounted for at fair value.  These consisted of certificates of deposit with maturities ranging from three to nine months.  We determined that they fell within Level 2 in the fair value hierarchy.   At the time, we did not believe that a tabular presentation of this information best served investors.  Nevertheless, at your request, we will provide our future disclosures in the below tabular form, as recommended in paragraph 34 of SFAS 157.

	Fair Value Measurements as of December 31, 2008 ($000’s in thousands)
	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short term investments	$1,473	—	$1,473	—

Form 10-Q for the Quarterly Period ended September 30, 2009

Item 4.  Disclosure Controls and Procedures, page 16

4.             Comment:   We note your statement that your CEO and CFO conclude that your disclosure controls and procedures were operating effectively.  Your disclosure in future filings should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were either effective or not effective as of the end of the period covered by the report.  See Exchange Act Rule 13a-15(e).  In your response letter, please confirm, if true, that your disclosure controls and procedures were effective as of the end of the period covered by the report.  Similar concerns apply to your conclusions in your Form 10Q’s for the quarterly periods ended March 31, 2009 and June 30, 2009.

Response:   We will clearly state in future filings that our principal executive officer and principal financial officer have concluded whether or not our disclosure controls and procedures were either effective or not effective as of the end of the period covered by the report.  We can also confirm that our disclosure controls and procedures were effective as of the end of the respective periods covered by our Form 10-Q reports for March 31, 2009, June 30, 2009 and September 30, 2009.

With this letter, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or would like to discuss this, please call me at (952) 279-4816.

Sincerely,

Datalink Corporation

/s/ Gregory T. Barnum
Gregory T. Barnum, Vice President — Finance and
Chief Financial Officer

cc:	Jeffrey C. Robbins, Esq., Messerli & Kramer P.A.
Brent G. Blackey, Audit Committee Chairman
James R. Knudson, McGladrey & Pullen, LLP